     EXHIBIT 99.3

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal, Québec H3A 0A3	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Gildan Activewear Inc.
We consent to the use of:

•
our Report of Independent Registered Public Accounting Firm dated February 21, 2018 on the consolidated financial statements which comprise the consolidated statements of financial position as at December 31, 2017 and January 1, 2017, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information; and

•	our Report of Independent Registered Public Accounting Firm dated February 21, 2018 on the Company’s internal control over financial reporting as at December 31, 2017;

each of which is contained in this annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended December 31, 2017.
We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-208022) on Form S-8 of Gildan Activewear Inc.

February 23, 2018
Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A110592

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